Exhibit 10.1

CLAIMS SETTLEMENT AGREEMENT

This Claims Settlement Agreement (the "*Claims Settlement Agreement*") is made as of April 23, 2007, by and among Calpine Corporation ("*Calpine*"), Calpine Acadia Holdings, LLC ("*CAH*") and Calpine Energy Services, L.P. ("*CES*"), as debtors and debtors in possession (and together with their affiliated domestic debtor-subsidiaries, the "*Debtors*"), and Acadia Power Partners, LLC ("*APP*") and Acadia Power Holdings, LLC ("*APH*") (APP, APH, Calpine, CAH and CES are each referred to herein as a "*Party*" or collectively as the "*Parties*").

Recitals

WHEREAS, APP owns and operates a natural gas fueled electrical generation plant located in Acadia Parish, south of Eunice, Louisiana, which consists of two combined cycle units with a nominal rating of 1000 MW (tested at 1160 MW) (the "*Acadia Project*");

WHEREAS, APH and CAH are each 50% owners of APP;

WHEREAS, the conduct of APP's business is governed by that certain Second Amended and Restated Limited Liability Company Agreement of Acadia Power Partners, LLC, dated as of May 9, 2003, between APH and CAH (as amended, supplemented or otherwise modified from time to time, the "*LLC Agreement*");

WHEREAS, on July 27, 2001, CES and APP entered into that certain twenty (20) year term Power Purchase Agreement (as amended, supplemented or otherwise modified from time to time, the "*2001 PPA*"), pursuant to which APP was to sell and CES was to purchase electrical capacity, associated energy and other services related to the Acadia Project in accordance with the terms and conditions set forth in the 2001 PPA;

WHEREAS, on July 27, 2001, Calpine executed a guaranty in favor of APP (the "*2001 PPA Guaranty*"), pursuant to which Calpine guaranteed timely payment when due of the obligations of CES under the 2001 PPA;

WHEREAS, on July 1, 2005, APP, APH, CES and CAH executed that certain settlement agreement (the "*Settlement Agreement*") pursuant to which APP and CES settled certain disputes regarding capacity payments to be made by CES under the 2001 PPA;

WHEREAS, in accordance with the Settlement Agreement (i) CES and APH entered into that certain 2001 PPA Payment Agreement (the "*2001 PPA Payment Agreement*"), pursuant to which CES agreed to make payments to APH in connection with certain of its obligations under the 2001 PPA; (ii) CAH executed a guaranty in favor of APH, dated August 9, 2005 (the "*CAH Guaranty*"), pursuant to which CAH guaranteed

CES's payment obligations under the 2001 PPA Payment Agreement; and (iii) APP executed a guaranty in favor of APH, dated August 9, 2005 (the "***APP Guaranty***"), pursuant to which APP guaranteed CES's payment obligations under the 2001 PPA Payment Agreement in the event that CES and CAH failed to make such payments;

WHEREAS, on May 9, 2003, CES and APP entered into an approximately nineteen (19) year term Power Purchase Agreement (as amended, supplemented or otherwise modified from time to time, the "***2003 PPA***"), pursuant to which APP was to sell and CES was to purchase electrical capacity, associated energy and other services related to the Acadia Project in accordance with the terms and conditions set forth in the 2003 PPA;

WHEREAS, on May 3, 2003, Calpine executed a guaranty in favor of APP (the "***2003 PPA Guaranty***"), pursuant to which Calpine guaranteed timely payment when due of the obligations of CES under the 2003 PPA;

WHEREAS, on or about December 20, 2005 (the "***Petition Date***"), the Debtors, including Calpine, CES and CAH, filed voluntary petitions for relief pursuant to chapter 11 of title 11 of the United States Code, as amended by the Bankruptcy Abuse Prevention and Consumer Protection Act of 2005 (the "***Bankruptcy Code***"), which cases are being jointly administered in the United States Bankruptcy Court for the Southern District of New York (the "***Bankruptcy Court***"), Case No. 05-60200 (collectively, the "***Chapter 11 Cases***");

WHEREAS, APP has filed the following proofs of claim against CES, Case No. 05-60222: (a) proof of claim number 3726, for an alleged general unsecured claim relating to the 2001 PPA ("***POC 3726***"); and (b) proof of claim number 3725, for an alleged general unsecured claim relating to the 2003 PPA ("***POC 3725***");

WHEREAS, APP has filed the following proofs of claim against Calpine, Case No. 05-60200: (a) proof of claim number 3723, for an alleged general unsecured claim relating to the 2001 PPA Guaranty ("***POC 3723***"); and (b) proof of claim number 3724, for an alleged general unsecured claim relating to the 2003 PPA Guaranty ("***POC 3724***" and together with POC 3026, POC 3725 and POC 3723, the "***Proofs of Claims***");

WHEREAS, APH has filed proof of claim number 3720 against CES, Case No. 05-60222, for an alleged contingent, unliquidated claim relating to the 2001 PPA Payment Agreement ("***POC 3720***");

WHEREAS, APH has filed proof of claim number 3719 against CAH, Case No. 05-60265, for an alleged contingent, unliquidated claim relating to the CAH Guaranty ("***POC 3719***," and together with POC 3720, the "***2001 PPA Payment POCs***");

WHEREAS, APP has asserted that it is owed amounts for capacity payments by CES under the 2001 PPA and 2003 PPA, which amounts allegedly constitute administrative expense claims against CES (the "***Administrative Expense Claim***"), and pursuant to the "Order Approving Amendments to Power Purchase Agreements and Resolving, In Part, Motion to Compel Payment of Administrative Claims Filed by Acadia

Power Partners, LLC," entered by the Bankruptcy Court on March 22, 2006 [Docket No. 1102], APP has reserved certain of its rights to assert and litigate the right to payment by CES on account of the Administrative Expense Claim;

WHEREAS, Calpine, CAH and CES dispute the Proofs of Claims filed by APP, the 2001 PPA Payment POCs filed by APH and the alleged Administrative Expense Claim asserted by APP;

WHEREAS, APH has rights to certain Priority Distributions (as defined in the LLC Agreement) set forth in Sections 12.1 and 13.1 of the LLC Agreement (the "*Priority Distributions*");

WHEREAS, CAH desires to sell its ownership interests in APP (the "*CAH Interests*") pursuant to a Bankruptcy Court approved auction process (the "*Auction*"), and APH has agreed to serve as the stalking horse bidder at the Auction;

WHEREAS, on even date herewith, APH and CAH executed that certain Purchase Agreement (as may be amended, supplemented or modified from time to time, the "*Purchase Agreement*"), pursuant to which CAH will sell its CAH Interests to APH, subject to higher and better bids at the Auction and Bankruptcy Court approval; and

WHEREAS, in connection with the proposed sale of the CAH Interests at the Auction, and in order to avoid the uncertainties, risks and expenses attendant upon further litigation, the Parties now desire (a) to globally resolve, compromise, settle, and release, once and forever, the Proofs of Claim, the Administrative Expense Claim, and any and all other outstanding prepetition and postpetition obligations owed under the 2001 PPA, the 2003 PPA, the 2001 PPA Guaranty and the 2003 PPA Guaranty, known and unknown (but excluding claims relating to the 2001 PPA Payment Agreement, the CAH Guaranty and the APP Guaranty), and (b) as a compromise and settlement, to give the right to CAH to pay a fixed liquidated amount for APH's rights to receive, collect or otherwise assert any claim (both prepetition and postpetition, and known and unknown) for or on account of the Priority Distributions, the 2001 PPA Payment Agreement, the CAH Guaranty and the APP Guaranty, and to release, once and forever, the 2001 PPA Payment POCs, all pursuant to the terms and conditions herein (including Bankruptcy Court approval).

NOW, THEREFORE, in consideration of the representations, acknowledgments, promises and covenants contained herein, and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, each Party hereby voluntarily, intentionally, and upon the advice and guidance of counsel, agrees as follows:

PART I

DENIAL OF LIABILITY

1. This Claims Settlement Agreement is entered into only for purposes of settlement and compromise of the matters covered by this Claims Settlement Agreement in order to avoid the uncertainties, risks and expenses attendant upon continued litigation between the Parties. Neither this Claims Settlement Agreement, nor anything contained

herein, nor any act or thing done in connection herewith, is intended to be, or shall be construed or deemed to be, an admission by any of the Parties of any liability, fault or wrongdoing.

PART II

RESOLUTION OF CLAIMS

2.   POC 3726 shall be deemed settled and allowed as a prepetition general unsecured claim against the estate of CES in the aggregate amount of $185,000,000 in full and complete satisfaction of any and all claims and damages arising under or relating to the 2001 PPA and the 2003 PPA, including, without limitation, on account of the rejection of such agreements, but excluding claims and damages relating to the 2001 PPA Payment Agreement, the CAH Guaranty and the APP Guaranty (the "*Allowed CES Claim*").

3.   POC 3723 shall be deemed settled and allowed as a prepetition general unsecured claim against the estate of Calpine in the aggregate amount of $185,000,000 in full and complete satisfaction of any and all claims and damages arising under or relating to the 2001 PPA Guaranty and the 2003 PPA Guaranty, including, without limitation, on account of any claims arising under such guaranties on account of the rejection or suspension of the 2001 PPA and the 2003 PPA, but excluding claims and damages relating to the 2001 PPA Payment Agreement, the CAH Guaranty and the APP Guaranty (the "*Allowed Calpine Claim*").

4.   Notwithstanding anything else to the contrary herein, APP shall not be entitled to collect in excess of $185,000,000, plus any interest due and payable to APP pursuant to and in accordance with CES's and/or Calpine's plan(s) of reorganization if and when such interest is ever due and payable to the class of creditors of which APP is a member under such plan(s), in the aggregate on account of the Allowed CES Claim and the Allowed Calpine Claim (together, the "*Settled PPA Claims*").

5.   POC 3725 and POC 3724 shall be deemed disallowed and expunged in their entirety.

6.   Effective upon the Settlement Effective Date, APP hereby transfers to CAH $100,000,000 of each of (i) the Allowed CES Claim and (ii) the Allowed Calpine Claim; provided, however, that CAH shall not be entitled to collect in excess of $100,000,000, plus any interest due and payable to CAH pursuant to and in accordance with CES's and/or Calpine's plan(s) of reorganization if and when such interest is ever due and payable to the class of creditors of which CAH is a member under such plan(s), in the aggregate on account of such transferred claim.

7.   Effective upon the Settlement Effective Date, APP hereby transfers to APH $85,000,000 of each of (i) the Allowed CES Claim and (ii) the Allowed Calpine Claim; provided, however, that APH shall not be entitled to collect in excess of $85,000,000, plus any interest due and payable to APH pursuant to and in accordance with CES's and/or Calpine's plan(s) of reorganization if and when such interest is ever due and payable to the

class of creditors of which APH is a member under such plan(s), in the aggregate on account of such transferred claim.

8.   Effective upon the Settlement Effective Date, APP hereby fully and forever waives, releases and discharges the Administrative Expense Claim, and shall be forever enjoined and barred from raising or asserting such Administrative Expense Claim against CES, Calpine their estates and any of their affiliates.

9.   EFFECTIVE AS OF THE SETTLEMENT EFFECTIVE DATE, (I) CALPINE, CES AND CAH HEREBY FULLY AND FINALLY WAIVE, RELEASE, ACQUIT AND FOREVER DISCHARGE APH AND ITS RELATED PERSONS (AS DEFINED IN THE PURCHASE AGREEMENT) AND APP, AND (II) APH AND APP HEREBY FULLY AND FINALLY WAIVE, RELEASE, ACQUIT AND FOREVER DISCHARGE CALPINE, CES AND CAH AND THEIR RELATED PERSONS (AS DEFINED IN THE PURCHASE AGREEMENT) FROM ANY AND ALL CAUSES OF ACTION, CLAIMS, COUNTERCLAIMS, SUITS, ATTORNEYS' FEES, COSTS, CONTROVERSIES, DEMANDS AND OTHER OBLIGATIONS AND LIABILITIES OF ANY KIND, WHETHER IN LAW OR EQUITY, AND WHETHER KNOWN OR UNKNOWN, THAT SUCH RELEASING PARTY HAD OR NOW HAS, AND ANY KIND THAT WAS OR MIGHT HAVE BEEN ALLEGED BY ANY SUCH RELEASING PARTY, IN CONNECTION WITH, ARISING OUT OF OR RELATING TO THE 2001 PPA, THE 2003 PPA, THE 2001 PPA GUARANTY AND THE 2003 PPA GUARANTY (EXCEPT TO THE EXTENT ARISING OUT OF OR RELATING TO THE 2001 PPA PAYMENT AGREEMENT, THE CAH GUARANTY OR THE APP GUARANTY) (IN EACH CASE, IN RESPECT OF THE PERIOD PRIOR TO, ON OR AFTER THE SETTLEMENT EFFECTIVE DATE), INCLUDING, BUT NOT LIMITED TO, THE ADMINISTRATIVE EXPENSE CLAIM AND ANY CLAIM BY CALPINE, CES OR CAH FOR REFUND OF, OR OTHERWISE IN RESPECT OF, THE DRAW BY APH OF $15,000,000 UNDER THE LETTER OF CREDIT POSTED IN RESPECT OF THE 2001 PPA, THE 2003 PPA , THE 2001 PPA GUARANTY AND/OR THE 2003 PPA GUARANTY, NOTWITHSTANDING THE FAULT, STRICT LIABILITY, BREACH OF CONTRACT OR NEGLIGENCE, WHETHER SOLE, JOINT OR CONCURRENT OR ACTIVE OR PASSIVE, OF THE PERSON RELEASED BY THIS PARAGRAPH 9 OR WHETHER ASSERTED IN CONTRACT, IN WARRANTY, IN TORT, BY STATUTE OR OTHERWISE; PROVIDED, HOWEVER, THAT THIS SECTION 9 SHALL NOT APPLY TO THE SETTLED PPA CLAIMS, THE ALLOWED CLAIM IDENTIFIED IN PARAGRAPH 11 BELOW AND THE METERING CLAIM (AS DEFINED IN THE RELEASE AGREEMENT).

10.   Effective as of the Settlement Effective Date, the Parties expressly waive their respective rights under section 502(j) of the Bankruptcy Code to have the claims described in Paragraphs 2,3, 9 and 11 reconsidered.

11.   Effective as of the Settlement Effective Date, proof of claim number 2837 filed by Cleco Power LLC against CES shall be deemed allowed as a prepetition general unsecured claim against the estate of CES in the aggregate amount of $21,814.84.

12.   In the event that CAH does not consummate an Alternative Transaction (as defined in the Purchase Agreement) or a sale with APH, CAH shall have the right to pay the Priority Present Value Payment (as defined in the Purchase Agreement) on or before December 31, 2007. Upon the indefeasible payment to, and receipt by, APH of the Priority Present Value Payment, without offset or deduction and free and clear of all liens, by wire transfer or other immediately available funds (the "***Priority Distribution Effective Date***"), APH and APP, as applicable, shall be deemed to have:

a.   waived any and all (i) rights to receive, collect or otherwise assert any claim for or on account of the Priority Distribution and (ii) rights to receive, collect or otherwise assert any claim under or on account of the 2001 PPA Payment Agreement, and all guaranties thereof (including the CAH Guaranty and the APP Guaranty), and, with respect to both subclauses (i) and (ii), APH and APP shall be forever barred and enjoined from asserting such rights or claims against CAH, its estate, and any affiliate of CAH and the 2001 PPA Payment POCs shall be deemed disallowed and expunged in their entirety; and

b.   consented to amending the LLC Agreement to delete any Priority Distribution rights of APH from Sections 12.1 and 13.1 of the LLC Agreement.

13.   EFFECTIVE AS OF THE OCCURRENCE OF BOTH THE SETTLEMENT EFFECTIVE DATE AND THE PRIORITY DISTRIBUTION EFFECTIVE DATE, (I) CALPINE, CES AND CAH HEREBY FULLY AND FINALLY WAIVE, RELEASE, ACQUIT AND FOREVER DISCHARGE APH AND ITS RELATED PERSONS (AS DEFINED IN THE PURCHASE AGREEMENT) AND APP, AND (II) APH AND APP HEREBY FULLY AND FINALLY WAIVE, RELEASE, ACQUIT AND FOREVER DISCHARGE CALPINE, CES AND CAH AND THEIR RELATED PERSONS (AS DEFINED IN THE PURCHASE AGREEMENT) FROM ANY AND ALL CAUSES OF ACTION, CLAIMS, COUNTERCLAIMS, SUITS, ATTORNEYS' FEES, COSTS, CONTROVERSIES, DEMANDS AND OTHER OBLIGATIONS AND LIABILITIES OF ANY KIND, WHETHER IN LAW OR EQUITY, AND WHETHER KNOWN OR UNKNOWN, THAT SUCH RELEASING PARTY HAD OR NOW HAS, AND ANY KIND THAT WAS OR MIGHT HAVE BEEN ALLEGED BY ANY SUCH RELEASING PARTY, IN CONNECTION WITH, ARISING OUT OF OR RELATING TO THE PRIORITY DISTRIBUTIONS, THE 2001 PPA PAYMENT AGREEMENT, THE CAH GUARANTY AND THE APP GUARANTY (IN EACH CASE, IN RESPECT OF THE PERIOD PRIOR TO, ON OR AFTER THE SETTLEMENT EFFECTIVE DATE), NOTWITHSTANDING THE FAULT, STRICT LIABILITY, BREACH OF CONTRACT OR NEGLIGENCE, WHETHER SOLE, JOINT OR CONCURRENT OR ACTIVE OR PASSIVE, OF THE PERSON RELEASED BY THIS PARAGRAPH 13 OR WHETHER ASSERTED IN CONTRACT, IN WARRANTY, IN TORT, BY STATUTE OR OTHERWISE.

14.   Effective as of the occurrence of both the Settlement Effective Date and the Priority Distribution Effective Date, the Parties expressly waive their respective rights

under section 502(j) of the Bankruptcy Code to have the claims described in Paragraphs 12 and 13 reconsidered.

15. Effective as of the Settlement Effective Date, the Parties hereby agree and acknowledge that the 2001 PPA, the 2003 PPA and all guarantees relating thereto (other than the CAH Guaranty and the APP Guaranty) shall be automatically terminated and shall be of no further force and effect.

PART III

FURTHER AGREEMENTS OF THE PARTIES

16. Each of the Parties hereto shall use its commercially reasonable efforts to cooperate, assist and consult with each other to (a) procure the entry of an order by the Bankruptcy Court approving this Claims Settlement Agreement as promptly as practicable, (b) bring about the occurrence of the Settlement Effective Date and (c) to undertake and complete all actions provided for or contemplated by this Claims Settlement Agreement. Without limiting the generality or specificity of any other provision of this Claims Settlement Agreement, no Party shall take (or fail to take) any action prior to the Settlement Effective Date that is inconsistent with a good faith effort to obtain all orders, approvals, confirmations, and authorizations that may be required to put the Claims Settlement Agreement fully into effect as promptly as practicable in accordance with all of its terms and conditions.

17. Each of the Parties further agrees to execute and deliver any further documents which may be required to effectuate and/or carry out the terms of this Claims Settlement Agreement.

18. Prior to the earlier of the Settlement Effective Date or termination of this Claims Settlement Agreement pursuant to Paragraph 20 below, the Parties agree to take (or fail to take) any action in connection with each of the claims that are the subject matter hereof, so as to ensure that the Parties maintain their *status quo ante* with respect to such claims. Following the Settlement Effective Date, APP and APH agree to cooperate with the Selling Debtor and its affiliates in any efforts to oppose, prosecute and/or dismiss the pending appeal relating to the 2001 PPA and 2003 PPA.

PART IV

SETTLEMENT EFFECTIVE DATE; TERMINATION

19. Settlement Effective Date. Notwithstanding anything to the contrary, the compromises and settlements of the Parties hereunder, including the resolution of the claims as set forth in Paragraphs 2 through 9 and 11 through 13, shall not become effective until the date (if any) (the "*Settlement Effective Date*") when both: (i) an order approving this Claims Settlement Agreement shall have been entered by the Bankruptcy Court and shall have become a Final Order (as defined in the Purchase Agreement) and (ii) the Bankruptcy Court enters the Bidding Procedures Order (as defined in the Purchase Agreement) and such order shall not be stayed, reversed, modified or amended as of such

date; provided, however that the compromise and settlement of the Parties under Paragraphs 12 and 13 shall not become effective until both the Settlement Effective Date and the Priority Distribution Effective Date occur.

20.   Termination.   This Claims Settlement Agreement shall terminate: (i) automatically if the Bankruptcy Court denies entering an order approving this Claims Settlement Agreement, and such denial becomes a Final Order (as that term is defined in the Purchase Agreement); or (ii) at the election of Calpine, CAH or CES (upon written notice to APP and APH), provided that the Settlement Effective Date has not already occurred, if CAH terminates the Purchase Agreement pursuant to Section 12.3 of the Purchase Agreement, provided that CAH is not actively working towards the consummation of an Alternative Transaction (as that term is defined in the Purchase Agreement).

21.   Reservation of Rights.   In the event that the Claims Settlement Agreement is terminated as provided in Paragraph 20, the Claims Settlement Agreement shall be of no further force and effect and the compromises and settlements provided herein shall not be effective, and any and all actions taken in connection with this Claims Settlement Agreement prior to such termination shall be unwound, whereby returning the Parties to *status quo ante*. In the event of such termination, the Parties reserve all of their rights and defenses with respect to the claims that are the subject matter hereof.

PART V

MERGER AND INTEGRATION

22.   Merger And Integration.   The Parties agree and acknowledge that this Claims Settlement Agreement and the Purchase Agreement and the other Transaction Documents (as defined in the Purchase Agreement) constitute the entire agreement of the Parties with respect to the subject matter contained herein. There are no other agreements, representations, warranties, or other understandings between the Parties with regard to the subject matter hereof which are not set forth in this Claims Settlement Agreement and the Purchase Agreement and the other Transaction Documents (as defined in the Purchase Agreement). This Claims Settlement Agreement is made and entered into without any reliance on any statement, promise, inducement, or consideration not recited in this Claims Settlement Agreement.

23.   No Mistake Of Fact.   The Parties agree and acknowledge that this Claims Settlement Agreement shall not be subject to any claim of mistake of fact. The terms of this Claims Settlement Agreement are contractual and not a mere recital, and merge all prior discussions, agreements, and transactions of all kinds pertaining to the matters discussed in this Claims Settlement Agreement.

PART VI

CONSTRUCTION

24. <u>Claims Settlement Agreement Jointly Drafted</u>. The Parties agree that this Claims Settlement Agreement shall not be construed against any Party to this Claims Settlement Agreement on the grounds that such Party drafted this Claims Settlement Agreement, but shall be construed as if all Parties jointly prepared this Claims Settlement Agreement, and any uncertainty or ambiguity shall not on that ground be interpreted against any one Party.

25. <u>Advice Of Counsel Obtained</u>. The Parties each have obtained the advice of legal counsel prior to executing this Claims Settlement Agreement, and each enter into this Claims Settlement Agreement freely and voluntarily and with a full understanding of its terms and significance.

26. <u>Choice of Law</u>. To the extent not governed by the Bankruptcy Code, this Claims Settlement Agreement shall be construed and enforced in accordance with the laws of the State of New York without giving effect to principles of conflicts of law thereof that would result in the application of the laws of another jurisdiction.

27. <u>Consent to Venue</u>. The Parties hereby agree that any and all matters related to the interpretation and enforcement of this Claims Settlement Agreement shall be subject to the jurisdiction of the Bankruptcy Court and the Parties hereby consent to such venue.

28. <u>Severability</u>. If any of the provisions, terms, clauses, or waivers or releases of claims or rights contained in this Claims Settlement Agreement are declared illegal, unenforceable, or ineffective in a legal or other forum or proceeding, the Parties agree to negotiate in good faith substitute provisions, terms, clauses, or waivers or releases that would have, to the maximum extent possible, identical effect and that would be enforceable.

29. <u>Assignability</u>. No Party shall assign this Claims Settlement Agreement or any rights or obligations hereunder without the prior written consent of the other Parties, and any such attempted assignment without such prior written consent shall be void and of no force and effect; provided that (a) APH may assign this Claims Settlement Agreement in connection with a sale of all of APH's interests in the Company with the prior written consent of the other Parties, such consent not to be unreasonably withheld, and (b) this Paragraph 29 shall not restrict the transfer of the Settled PPA Claims.

PART VII

MODIFICATION

30. <u>Writing Required</u>. This Claims Settlement Agreement may not be altered or amended except in writing signed by the Parties, which writing, if required by applicable law, is approved by order of the Bankruptcy Court.

31.   No Waiver. The failure of any Party hereto at any time to require performance of any provisions hereof shall in no manner affect the right to enforce the same.   No waiver by any Party hereto of any condition, or the breach of any term, provision, warranty, representation, agreement or covenant contained in this Claims Settlement Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term, provision, warranty, representation, agreement or covenant herein contained.

PART VIII

AUTHORITY AND ASSURANCES

32.   Authority To Execute Claims Settlement Agreement.   Subject to the Bankruptcy Court's approval of this Claims Settlement Agreement, each Party represents, warrants and covenants that it has the full right and authority to enter into this Claims Settlement Agreement and has the full right and authority to fully bind itself to the terms and obligations of this Claims Settlement Agreement, which Claims Settlement Agreement is enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and subject, as to enforceability, to general principles of equity; and that it has not heretofore assigned, encumbered or in any other manner transferred to any person or entity all or any portion of the claims released or to be released by this Claims Settlement Agreement, and will not assign, encumber or in any other manner transfer to any person or entity all or any portion of the claims released or to be released by this Claims Settlement Agreement (except as otherwise expressly set forth herein with respect to the Settled PPA Claims).

33.   Binding Effect. This Claims Settlement Agreement shall be binding upon the Parties and their respective legal representatives, heirs, successors and assigns, and upon the successful purchaser of the CAH Interests at the Auction.   This Claims Settlement Agreement shall inure to the benefit of the Parties and their respective legal representatives, heirs.   Other than as explicitly set forth in this Claims Settlement Agreement, nothing in this Settlement Claims Agreement is intended to, or does, create any rights in third parties, except that Cleco Power LLC is a third party beneficiary of Paragraph 11.

PART IX

EXECUTION

34.   This Claims Settlement Agreement may be executed by each Party under a separate copy, and in such case one counterpart of this Claims Settlement Agreement shall consist of enough of such copies to reflect the signatures of all of the Parties. This Claims Settlement Agreement may be executed in two or more counterparts, each of which shall

be deemed an original, and it shall not be necessary in making proof of this Claims Settlement Agreement or the terms of this Claims Settlement Agreement to produce or account for more than one of such counterparts.

PART X

<u>NOTICES</u>

35.   All notices, requests, demands and other communications under this Claims Settlement Agreement shall be in writing and shall be deemed to have been duly given: (a) on the date of service if served personally on the Party to whom notice is to be given; (b) on the day of transmission if sent via facsimile transmission to the facsimile number given below and confirmation of successful transmission is obtained (for this purpose, an activity report of the sender's facsimile machine showing the confirmation of successful transmission is sufficient); (c) on the business day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service or (d) on the third business day after mailing, if mailed to the Party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

If to Calpine, CES or CAH:

c/o Calpine Corporation
50 West San Fernando Street
San Jose, California 95113
Attention: General Counsel
Facsimile: (408) 794-2434

Copy to:

Kirkland & Ellis LLP
655 Fifteenth Street, NW Suite 1200
Washington, DC 20005
Attention: Mitchell F. Hertz
Facsimile: (202) 879-5200

Kirkland & Ellis LLP
777 South Figueroa Street
Los Angeles, CA 90017
Attention: Bennett L. Spiegel
Facsimile: (213) 680-8500

If to APH:

Acadia Power Holdings, LLC
2030 Donahue Ferry Road
Pineville, LA 71361-5226
Attention: W. Keith Johnson
Facsimile: (318) 484-7685

Copy to:

Pillsbury Winthrop Shaw Pittman LLP
2 Houston Center
909 Fannin, Suite 2000
Houston, TX 77010-1018
Attention: Sergio Pozzerle
Facsimile: 281-667-3893

King & Spalding LLP
1185 Avenue of the Americas
New York, NY 10036
Attention: Barry N. Seidel
Facsimile: (212) 556-2222

Any Party may change its address for the purpose of this Paragraph 35 by giving the other Party written notice of its new address in the manner set forth above.

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IN WITNESS WHEREOF, the Parties, by and through their duly authorized representatives, have hereunder set their hands and entered into this Claims Settlement Agreement on the day and year first written above.

CALPINE CORPORATION

BY :   /s/ James J. Shield
NAME: James J. Shield
TITLE: Senior Vice President

CALPINE ENERGY SERVICES, L.P.

BY :   /s/ James J. Shield
NAME: James J. Shield
TITLE: Senior Vice President

CALPINE ACADIA HOLDINGS, LLC

BY :   /s/ James J. Shield
NAME: James J. Shield
TITLE: Senior Vice President

ACADIA POWER PARTNERS, LLC

BY :   /s/ Samuel H. Charlton III
NAME: Samuel H. Charlton III
TITLE: Management Committee Rep.

ACADIA POWER HOLDINGS, LLC

BY :   /s/ Samuel H. Charlton III
NAME: Samuel H. Charlton III
TITLE: Board of Managers